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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53164

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/12____ AND ENDING____12/31/12____

                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Global Equity Holdings, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Hill and Dale Road
_____
(No. and Street)

Lebanon _____ NJ _____ 08833 _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald K. Gross, II   908-439-3237

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard, LLC
_____
(Name – if individual, state last, first, middle name)

100 Walnut Avel, Suite 200   Clark   NJ   07066
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

CM
3/19/13

Global Equity Holdings, LLC

Financial Statements and
Supplementary Information

December 31, 2012

Pursuant to Rule 17a-5 of the
Securities Exchange Act of
1934 SEC File No. 8-34883



C O N F I D E N C E   T H R O U G H   C L A R I T Y

Global Equity Holdings, LLC

Financial Statements and
Supplementary Information

December 31, 2012

Pursuant to Rule 17a-5 of the
Securities Exchange Act of
1934 SEC File No. 8-34883

OATH OR AFFIRMATION

I, ___Donald X. Gross, II_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Global Equity Holdings, LLC_____ , as of _____December 31_____, 20_12____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Managing Member
Title

Notary Public

AMY DIETEMAN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 7/20/2017

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Global Equity Holdings, LLC

Table of Contents
December 31, 2012



Independent Auditors' Report

Member
Global Equity Holdings, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Global Equity Holdings, LLC, which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Equity Holdings, LLC as of December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Beard LLC

Clark, New Jersey
February 27, 2013

2

Global Equity Holdings, LLC

Statement of Financial Condition
December 31, 2012

Assets

Assets

Cash	$	23,027
Interest receivable		21
Prepaid expenses		2,534
Total assets	$	25,582

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses to non-customers	$	5,657
Total liabilities		5,657

Commitments and Contingencies

	-

Member's Equity

	19,925
Total liabilities and member's equity	$ 25,582

Global Equity Holdings, LLC

Statement of Operations and Changes in Member's Equity
Year Ended December 31, 2012

Revenue		
Placement fees	$	76,211
Total revenues		76,211
Expenses		
Auditing fees		4,980
Insurance		872
Miscellaneous		908
Professional fees		6,220
Regulatory and compliance		4,372
Travel and entertainment		5,624
Telephone and internet expenses		1,886
Total expenses		24,862
Net Income		51,349
Member's Equity, at Beginning of Year		9,576
Member's draws		(41,000)
Member's Equity, at End of Year	$	19,925

Global Equity Holdings, LLC

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities		
Net income	$	51,349
Changes in assets and liabilities:		
Prepaid expenses		(7)
Accounts payable and accrued expenses to non-customers		1,940
Net Cash Provided by Operating Activities		53,282
Cash Flows from Financing Activities		
Member's draws		(41,000)
Net Cash Used in Financing Activities		(41,000)
Increase in Cash		12,282
Cash, Beginning of Year		10,745
Cash, End of Year	$	23,027

1. Nature of Business

Global Equity Holdings, LLC ("Global"), a single member limited liability company, was formed on May 22, 2000 in the State of New Jersey and began operations on January 9, 2001. Global is a broker-dealer registered with the Securities and Exchange Commission, the State of New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA"). Global provides administrative services for investment managers and financial institutions and assistance in maintaining client relations.

Global conducts business as an investment banker representing closely held business owners in the sale/purchase of their companies and raising capital for growth and acquisitions. Global also intermediates and/or underwrites the raising of capital from high net worth individuals and institutions for start up companies, hedge funds, funds of funds, private equity and venture capital. Global intends to intermediate in the sale of private placement variable universal life products.

Global is an introducing broker and does not carry security accounts for customers, execute trades, or perform custodial functions relating to customer securities and, accordingly, is exempt from the provisions of the Securities and Exchange Commission rule 15c3-3.

The Company has evaluated subsequent events for recognition or disclosure through February 27, 2013 the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Basis of Accounting

Global prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. This basis of accounting involves the application of accrual accounting; consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Income Taxes

Global is a limited liability company. Accordingly, the accompanying financial statements do not include a provision for Federal or state income taxes. Taxes, if any, are the responsibility of the sole member.

The Company's federal and state income tax returns are no longer subject to examination by the federal and state taxing authority for the years before 2009 and 2008, respectively.

Revenue Recognition

Revenues, primarily related to placement fees, are recorded when the underlying transaction has been completed or substantially completed in accordance with accounting principles generally accepted in the United States of America.

3. Net Capital Requirements

Global is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2012, Global had net capital of $17,391, which was $11,391 in excess of its required minimum net capital of $6,000. Further, as of December 31, 2012, Global had an aggregate indebtedness to net capital ratio of 0.33 to 1, which was below the limit of 15 to 1.

Global Equity Holdings, LLC

Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3
As of December 31, 2012

Global Equity Holdings is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that its activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(ii) of that rule.

Global Equity Holdings, LLC

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2012

Computation of Net Capital Under Rule 15c3-1 of the Security Exchange Act of 1934

Total member's equity	$	19,925
Less non-allowable assets:		
Prepaid expenses		(2,534)
		(2,534)
Haircut on proprietary positions and commitments:		-
Net Capital	$	17,391
Aggregate Indebtedness:		
Accrued expenses and other liabilities		5,657
Total aggregate indebtedness	$	5,657

Computation of Basic Net Capital Requirement:

Minimum net capital required (.0667 of aggregate indebtedness)	$	377
Minimum dollar requirement		6,000
Net capital requirement (greater of minimum net capital or dollar requirement)		6,000
Excess Net Capital ($17,391 - $6,000)	$	11,391
Percentage of aggregate indebtedness to net capital ($5,657/$17,391)		32.53%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) Focus report	$	17,361
Decrease resulting from December 31, 2012 audit adjustments		
Less non-allowable assets - prepaid expenses		
Cash	$	9
Plus interest receivable		21
Net Capital, as included in this report	$	17,391



Independent Auditors' Report on Internal Control
Required by the SEC Rule 17a-5(g)(1) for Broker-Dealer
Claiming an Exemption from SEC 15c3-3

Member
Global Equity Holdings, LLC

In planning and performing our audit of the financial statements of Global Equity Holdings, L.L.C. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Clark, New Jersey
February 27, 2013